

Frederick Murrell · 3rd

Chairman at RIZOME

Bradenton, Florida, United States · 500+ connections ·

Contact info

Bamboo Ecologic Corporation

University of Florida

Experience

Chief Executive Officer
Bamboo Ecologic Corporation
Sep 2013 – Present · 7 yrs 6 mos
Sarasota, Florida Area

Chairman
RIZOME
Sep 2013 – Present · 7 yrs 6 mos
Lakewood Ranch Florida

President
Carbon Resources of Florida, Inc.
Oct 1986 – Present · 34 yrs 5 mos

that person
Fred Murrell
1950 – 2010 · 60 yrs

Vice President, Coal Traffic
CSX Transportation
1984 – 1986 · 2 yrs

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Education

University of Florida
Juris Doctor with Honors, Law
1973 – 1976

Florida State University
Bachelor's degree, Economics
1968 – 1972

Skills & endorsements

Coal · 97

Endorsed by **Allen Gibson and 14 others who are highly skilled at this**

Endorsed by **3 of Frederick's colleagues Carbon Resources Of Florida, Inc.**

Energy · 65

Endorsed by **Randy Rahm and 4 others who are highly skilled at this**

Mining · 58

Endorsed by **Glenn Reynolds and 3 others who are highly skilled at this**

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Interests

PT Bayan Resources Tbk
10,714 followers

Bamboo
1,986 followers

enerJI Global - Business and Manageme
28,856 members

Pepperdine Private Capital Markets
10,490 members



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Entrepreneur, philanthropist, three-term mayor
2,180,832 followers

World Coal Association
5,404 followers

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